Exhibit 99.1

THE WAY WE DO BUSINESS:

PETRO-CANADA’S
CODE OF BUSINESS CONDUCT

A Message from the President
and Chief Executive Officer

Petro-Canada expects all employees and the contractors who represent us to adhere to our high standards of honesty, integrity and ethical behaviour wherever we do business. This means you have a personal responsibility to ensure that Petro-Canada’s day-to-day business affairs are conducted in a safe, fair, honest and ethical manner.

This Code of Business Conduct - "The Way We Do Business" – serves as a guide to the standards of behaviour our management and Board of Directors require in all of Petro-Canada’s business activities. As part of your employment, you must know and agree to comply with our Code of Business Conduct. We ask all employees to review this Code regularly.

The Code cannot anticipate every situation that could be, or could appear to be, a violation of these ethical standards of conduct. Our emphasis is therefore on disclosure and discussion: we encourage you to discuss situations as they arise with your supervisor or leader or the appropriate department as listed at the end of this Code.

How we achieve business results is as important as the results themselves. I encourage you to be honest and ethical in every business situation you encounter, thinking about what is right and acting in a way that reflects Petro-Canada’s values and ethical standards.

/s/ Ron A. Brenneman
Ron A. Brenneman
President and Chief Executive Officer

Petro-Canada’s Principles and Values

Honesty, integrity and ethical behaviour are the cornerstones of how Petro-Canada conducts its business. While our company values provide that we all share a will-to-win in our pursuit of results and maximum shareholder value in a way that is RESULTS-FOCUSED, DECISIVE, TRUSTWORTHY, PROFESSIONAL and RESPECTFUL, we must always conduct our business in a highly principled manner and never sacrifice our ethics for the sake of achieving a business or financial target.

Petro-Canada has established various policies that support these corporate values and that also respect the values and standards of the societies that host our operations. Our investment and operating decisions must conform to certain principles, embodied within our Principles for Responsible Investment and Operations, which are available on petro-canada.ca and on the Information Gateway, our employee intranet. These Principles set out our basic standards and commitments in four main areas:

o	Business Conduct;
o	Environmental Protection;
o	Community Participation; and
o	Working Conditions and Human Rights

Petro-Canada’s Principles provide that wherever we operate around the world, we aim to invest and conduct operations in a manner that is:

o	economically rewarding to all parties;
o	recognized as being ethically, socially and environmentally responsible;
o	welcomed by the communities in which we operate; and
o	facilitating economic, human and community development within a stable operating environment.

This Code of Business Conduct builds upon the broad statements concerning business conduct contained in Petro-Canada’s Principles for Responsible Investment and Operations, in a manner that we hope is useful for you in your day-to-day work.

EXPLAINING THE CODE OF
BUSINESS CONDUCT

Petro-Canada’s commitment to safety, integrity and ethics is the foundation of our Code of Business Conduct and the other company policies that reinforce it. We act at all times in full compliance with both the letter and spirit of legislative and regulatory requirements of the countries in which we operate.

For example, legislation in all countries in which Petro-Canada operates criminalizes the bribery of public officials. We will not make illegal or improper payments and we will not participate in any corrupt business practices.

As another example, competition laws are designed to ensure fair competition in the marketplace for products and services. We benefit from and comply with such laws.

Although not everyone can be expected to know the details of these laws, you are expected to be sufficiently familiar with any laws that apply to your work to recognize potential dangers and to know when to seek advice. If in doubt, discuss the matter with your supervisor or leader, or seek the guidance of Legal Services. External service providers representing Petro-Canada should seek guidance from their company contact person.

The Code sets out the basic rules, standards and behaviours that allow Petro-Canada to maintain the confidence of our customers, colleagues, shareholders, vendors, and the communities and governments where we do business around the world. It does not provide exhaustive information about every single Petro-Canada policy or standard: you are responsible for seeking out and understanding the details of those company policies relevant to your role, work area and geographic location. The Code will, however, reaffirm the basic requirements for our business and the general behaviour expected of you. It provides practical advice if you are unclear about how to proceed or act in a particular situation.

We hope that this Code will become a valuable tool for you. We welcome your comments or suggestions.

WHO MUST FOLLOW THE CODE?

Every director and employee of Petro-Canada must understand and follow the Code of Business Conduct. Complying with the terms of the Code is a requirement of your office or employment with Petro-Canada and a failure to do so may result in serious consequences, including termination of your employment with Petro-Canada.

Contract staff must also comply with the Code. Contractors or consultants who are acting as Petro-Canada’s agents or are working on the company’s behalf or in its name through outsourcing of services, processes or any business activity, will be required to act consistently with this Code when acting on behalf of Petro-Canada.

If you are an employee who engages a contractor or consultant, you are responsible for making sure the contractor or consultant understands and follows the Code when working on Petro-Canada’s behalf.

CRITERIA FOR ETHICAL
DECISION MAKING

Ethical decision making starts with good judgment and common sense. Before taking action in any situation, ask yourself these questions:

•	Is anyone’s life, health or safety, or the environment endangered by the action?
•	Is it legal?
•	Does it feel fair and honest?
•	Does it compromise trust or integrity?
•	Could I justify it to the public?
•	What would I tell my close friend to do in a similar situation?

The guidance you need to handle most situations in your day-to-day work should be covered in this Code. However, since we cannot anticipate every situation, you are encouraged to also seek guidance from your leader or supervisor. This includes questions or concerns you may have about this Code or the correctness of any past, present or anticipated action. If for any reason you feel unable to discuss the issue with your leader or supervisor, you can speak to your supervisor’s supervisor or any of the individuals listed below:

•	The Chief Compliance Officer
•	Legal Services
•	Human Resources
•	Environment, Safety & Social Responsibility
•	The Controller
•	Your Country Manager

REPORTING SUSPECTED VIOLATIONS

A successful compliance program depends on you, as an employee, director or contractor, reporting breaches of safety or illegal or unethical behaviour that you anticipate or witness. If you suspect illegal or unethical behaviour, or suspect that a part of this Code is being violated, you are responsible for raising your concerns with your supervisor, leader or one of the individuals listed previously. Covering up or ignoring a problem can make the problem much worse. Attempts to conceal even a minor violation by altering or destroying company records can result in civil and criminal penalties that can be much worse than the penalties for the initial violation.

If you are unsure about your responsibilities under this Code or unsure about the propriety of a particular situation, ALWAYS ASK FIRST. Your confidentiality will be protected where necessary. If you, in good faith, report a suspected violation of the Code, a company policy or any applicable laws or regulations, the company will protect you from any work-related retaliation. You can make such a report without fear of negative job action of any kind, such as being discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against in the terms and conditions of your employment or otherwise.

In other words, it is Petro-Canada’s goal to reinforce a positive work environment where doing the right thing is the safe and natural thing to do.

THE PETRO-CANADA
BUSINESS CONDUCT HOTLINE

If you have concerns regarding suspected violations of this Code or of Petro-Canada's Policy for Preventing Improper Payments, including questionable accounting, conflicts of interest, dishonest behaviour, harassment, internal accounting controls or auditing matters, call Petro-Canada’s 1-800 Business Conduct Hotline. The Business Conduct Hotline is available 24 hours a day, seven days a week, 365 days a year, and is managed by an external company that is contractually bound to maintain callers’ confidentiality.

To access the Business Conduct Hotline in North America, call 1-800-295-6731.

For international access (in countries where AT&T Direct Service is available), dial the AT&T access number, then 800-295-6731, as detailed here:

Denmark 8001-0010, then 800-295-6731	Germany 0800-225-5288, then 800-295-6731	Netherlands 0800-022-9111, then 800-295-6731
Syria 0-801, then 800-295-6731	Trinidad & Tobago 1-800-872-2881, then 800-295-6731	Norway 800-190-11, then 800-295-6731
United Kingdom 0-800-89-0011, then 800-295-6731

In Libya, and in all other countries where AT&T Direct Service is not available, call collect: +1-704-943-1131.  Operators at this number will accept collect calls related to Petro-Canada.

PERSONAL AND BUSINESS INTEGRITY

PREVENTION OF IMPROPER PAYMENTS

Corruption is an obstacle to sustainable economic activity; it hinders the development of fair market structures and distorts competition. More importantly, participation in corrupt business practices undermines citizens’ trust in the political and business system, in its institutions and its leadership. As a good corporate citizen, Petro-Canada strives to act transparently and in the best interests of the communities where we operate.

Petro-Canada’s position on bribery and corruption is clear: no employee, agent or contractor of Petro-Canada must ever offer or accept a bribe. More specifically, the direct or indirect offer, payment, soliciting or acceptance of bribes in any form (including a kickback, facilitating payment or favour) is unacceptable and contrary to Petro-Canada’s Policy for the Prevention of Improper Payments as well as applicable local and foreign laws.

The Policy for the Prevention of Improper Payments was developed to ensure that Petro-Canada does not receive an improper advantage in its business dealings and to ensure that all payments and expenses are properly recorded in our financial  records. The Chief Compliance Officer monitors compliance with the Policy. All employees, agents and contractors of Petro-Canada are expected to comply with the Policy at all times.

The ethical and legal requirements in these situations are complex and can be somewhat tricky. For example, while laws in some countries may allow the making of facilitating payments, Petro-Canada does not support their use by any Petro-Canada employee, agent or contractor. However, in a situation where you believe your health or safety is at risk, you may make the payment and immediately report the situation to your leader or supervisor, country manager and the Chief Compliance Officer.

The Policy for the Prevention of Improper Payments is available in full on petro-canada.ca or the Information Gateway, or by contacting any member of the Human Resources or Legal Services Groups.

CONFLICTS OF INTEREST

A conflict of interest arises when undisclosed personal interests are in conflict with the interests of Petro-Canada, or when they influence or even appear capable of influencing, the decisions made in your job. You must ensure that you are never in a position where you improperly benefit or appear to improperly benefit, from company business decisions or knowledge acquired at Petro-Canada. You are required to identify and disclose any situation that may create an actual or apparent conflict of interest.

There are several situations that could give rise to a conflict of interest. The most common are:

•	accepting gifts, favours or kickbacks from suppliers;
•
ownership of, employment by, or substantial personal or family financial interest in another company that is a customer, contractor, supplier or competitor of Petro-Canada, that conflicts with the obligations and confidence you owe to Petro-Canada;

•	providing confidential information to competitors;
•	improperly using or providing insider information;
•	outside directorships with a Petro-Canada customer, contractor, supplier or competitor; and
•	conducting Petro-Canada business with a firm owned or controlled by a Petro-Canada employee, a friend or a family member.

Some conflicts are clear-cut; others are less obvious, and each situation has to be assessed on its own particular facts. Talk to your supervisor or leader about all circumstances that could be perceived as conflicts of interest. Immediate, full and open disclosure creates an opportunity to address conflicting interests before any difficulty can arise. Where necessary, Legal Services can provide advice.

Holding a substantial financial interest in an entity that is a customer, contractor, supplier, or competitor of Petro-Canada is prohibited. However, it is acceptable to own securities through a blind trust such as mutual funds or to own less than one per cent of the issued and outstanding securities of customers, contractors, suppliers or competitors of Petro-Canada whose securities are publicly traded as long as the investment does not represent a substantial portion of your assets.

Remember: employees are encouraged to DISCLOSE AND DISCUSS. Disclose the actual, perceived or suspected conflict of interest to your supervisor or leader, or a member of Legal Services, and discuss ways to resolve it.

FAIR COMPETITION

Petro-Canada does not engage in anti-competitive activities. Petro-Canada competes for business vigorously, honestly and in compliance with all applicable antitrust and competition laws. These laws are designed to ensure fair competition in the marketplace for products and services. They generally prohibit agreements that tend to restrict competition, such as agreements between competitors as to their pricing, bidding, production, supply and customer practices, as well as a variety of other forms of unfair conduct that could create a monopoly.

Antitrust and fair competition laws are complex and far-reaching. They apply where the economic effects of a business arrangement are felt, and not necessarily where the related business agreement happens to be made. For these reasons, you should always seek advice from your supervisor or leader or Legal Services before discussing prices, customers, suppliers or marketing or production intentions with anyone outside Petro-Canada, in particular any competitors.

GIFTS AND ENTERTAINMENT

Although gift-giving customs vary around the world, one principle is clear: the exchange of gifts cannot compromise, or even appear to compromise, our ability to make objective and fair business decisions. No gift, favour or entertainment should be offered or accepted by you or a member of your immediate family if it will obligate, appear to obligate or is intended to obligate or unduly influence you.

The exchange of business gifts, meals and entertainment that is not intended to influence or compromise fair business decisions is a commonly accepted business practice that can help us build better relationships with customers, vendors and other business allies. Consequently, business lunches, the exchange of modest items between business associates, presentation of small tokens of appreciation at public functions or the gift of an inexpensive memento are acceptable.

Entertainment, such as business lunches, should be reasonable and never lead to a sense of obligation. As a rough guide, you should not accept any entertainment that could not be justified on a Petro-Canada expense statement, were you offering rather than receiving it.

The types of gifts and entertainment that are appropriate to give or receive as a Petro-Canada employee depend on many factors. The following criteria provide guidelines:

• the benefit is of token and non-material value rather than lavish (Typically, the maximum value for a gift is ₤100 or € 160 in Petro-Canada’s international offices and $150 in North America.  Vice-Presidents should consult with their respective supervisors and business leaders to determine an appropriate maximum value for their respective areas of business and geographic locations);
• we could easily and do periodically reciprocate;
• it occurs infrequently rather than frequently; and
• the exchange creates no sense of obligation.

Further, you must never offer or accept gifts of cash or securities, nor must you ever request or solicit gifts or favours of any kind.

Inappropriate gifts that are received by employees should be returned to the donor. Perishable gifts may be donated to a charity and the donor notified. In some cultures or business settings, the return of a gift or refusal of a favour would be offensive; in these cases, the best practice is usually to accept the gift on behalf of Petro-Canada, report it to your supervisor or leader, and turn it over to the company.

All suppliers, contractors or customers who do business with Petro-Canada need to have access to us on equal terms. As a result, no gifts of any kind should ever be exchanged during times of contract tendering, negotiation or award.

Voluntary, full and immediate disclosure to management of borderline cases will always be taken as good-faith compliance with this Code.

OUTSIDE BUSINESS AND POLITICAL ACTIVITIES

Petro-Canada encourages employees to contribute to our communities through involvement with charitable, community service and professional organizations. However, the use of company time or resources for such activities requires prior management approval.

If you hold a position in a non-profit association where you may be viewed as spokesperson for the group, ensure that you are seen as speaking for your association or as an individual, and not as an employee or spokesperson of Petro-Canada.

Participation in the democratic process at any level, including campaigning in elections and running for or holding public office must be undertaken on your own time or with prior management approval. These personal activities must be clearly separated from the company; you must not be perceived as representing Petro- Canada.

ETHICAL CONDUCT IN THE WORKPLACE

RESPECTFUL WORK ENVIRONMENT

Petro-Canada is committed to achieving a work environment where all employees are valued for the diversity they bring to the business. Local and international teams, working together with a common strategy and goals, are fundamental to our success in the global marketplace. Maximizing the potential of all employees will enable Petro-Canada to realize greater competitive advantage.

We will honour internationally accepted labour standards and support and respect the protection of human rights within our sphere of influence.

A positive and productive workplace is built on respect and trust. Petro-Canada does not tolerate harassment in the workplace. Generally speaking, harassment is any behaviour, conduct or action which any individual or group of individuals would reasonably find unwelcome, humiliating, intimidating or demeaning. Specifically, behaviour that may promote physical violence in the workplace, or any sexual, religious, age-related or racial harassment will not be tolerated. Avoid actions or behaviours that are, or could be, viewed as harassment, including conduct that creates an uncomfortable situation or hostile work environment such as inappropriate comments or jokes, intimidation, bullying or physical contact.

If you encounter harassment or violence or any conduct that ridicules or disparages an employee or a group of employees, report it to your supervisor or leader and the Vice-President of Human Resources or via the Petro-Canada Business Conduct Hotline.

HEALTH, SAFETY AND THE ENVIRONMENT

Healthy employees working safely are essential to Petro-Canada’s success. We strive to provide a safe, secure and healthy work environment and to maintain the integrity of our operated facilities to high standards. We believe that accidents and occupational illnesses are preventable. Our safety program, Zero-Harm, holds each of us responsible for observing all of the safety and health rules that apply to our jobs and for taking appropriate precautions to protect ourselves and our colleagues from an accident, injury or unsafe condition.

We are committed to the protection of the environment. We conduct our activities lawfully in a manner that is consistent with sound environmental management and conservation practices and actively pursue ways to minimize the environmental impact of our operations and products.

You must immediately report accidents, spills, potential hazards, unsafe or unhealthy conditions and other concerns to your supervisor or leader.

DRUGS AND ALCOHOL IN THE WORKPLACE

Petro-Canada is committed to a safe and healthy workplace for all employees and those working on our behalf. Employees who abuse alcohol or drugs may have job performance issues, and may pose a threat to themselves, their coworkers, the public and the company as a whole. To minimize the risk of unsafe and unsatisfactory performance due to the use of alcohol or other drugs, employees are expected to comply with the standards set out in Petro-Canada’s Alcohol and Drug Use Procedure, and to report fit for duty and remain fit for duty throughout their workday. “Fit for duty” means being able to safely and acceptably perform assigned duties without any limitations due to the use or after-effects of alcohol, illicit drugs or medications. For this reason, you cannot use, possess, distribute, offer, sell, manufacture or be under the influence of illegal drugs, or use medications inappropriately while conducting company business, when on company premises or when operating any company vehicle or equipment.

The use or possession of alcohol is prohibited when on Company premises. Alcohol may be permitted at certain Petro-Canada-sponsored events that are held away from company premises, after business hours, and approved by management. In such circumstances, it is expected that basic standards will be observed (e.g. no use by individuals in safety-sensitive positions if returning to the job; responsible use by all others), that alcohol consumption will be controlled so there is no inappropriate behaviour at the function or potential for impaired driving afterwards, and that alternative transportation arrangements will be made available. Consistent with the above, if alcohol is made available to Petro-Canada guests in the course of conducting business (e.g. restaurant meetings), employees are expected to use good judgment, be responsible and remain fit for duty if returning to work.

ETHICAL USE OF COMPANY PROPERTY AND INFORMATION

CONFIDENTIAL AND PERSONAL INFORMATION

Information is one of Petro-Canada’s most valuable assets and confidential competitive information, customer information and personal information must be protected.

Any information belonging to Petro-Canada that is not made generally available to the public is considered to be confidential competitive information. It includes all non-public information that, if disclosed, might be useful to competitors or harmful to Petro-Canada, our partners, our customers, our employees or other stakeholders.  Confidential competitive information includes proprietary, technical, business, financial, joint venture, supplier and customer information that is not publicly available. You should not disclose or use such information except when necessary in the normal course of business.

Similarly, confidential information obtained by virtue of employment with Petro-Canada cannot be used for personal gain, or to personally benefit.  Proprietary information belonging to others is often protected by contractual limitations which must be carefully observed. At a minimum, such information must be given the same protection against unauthorized disclosure and use as proprietary information belonging to Petro-Canada.

In addition, Petro-Canada collects, uses and stores personal information about its employees, contractors, customers, suppliers, associates and others in the course of its business activities. This collection, use and disclosure of personal information is subject to provincial, federal, international and applicable local laws. Company policies, procedures and practices that have been developed to protect those rights are available on petro-canada.ca, the Information Gateway or by contacting any member of the Privacy Group or Legal Services.

USE OF COMPANY ASSETS, INCLUDING E-MAIL AND THE INTERNET

Everyone who works for Petro-Canada shares responsibility for protecting company assets, which include physical property and buildings, data, software, intellectual property, equipment, supplies, credit cards, communication resources, information networks, documents, know-how and any other resources or property of Petro-Canada. The care, management and cost-effective use of Petro-Canada’s property include protecting it from waste, theft, misuse, damage, loss or misappropriation. You must maintain in good condition, reasonably protect and ensure you can account for all company property that is assigned to you. Additionally, property must be disposed of in accordance with company guidelines relating to the disposal of surplus assets and the deletion of Petro-Canada information from those assets, or with approval from a leader or supervisor.

E-mail and the Internet are provided to Petro-Canada employees and contract staff to conduct business, promote work-related research and enhance internal and external communication. Remember that the Internet is an uncontrolled environment that is broadly accessible and take reasonable care to protect the company’s systems, reputation and information when conducting business or communicating using this medium, particularly when the information is confidential or commercially sensitive. You should not use Petro-Canada’s computers to download any illegal or unauthorized software (including music, movies, videos or programs), participate in non-work-related Internet media, social sites, games or gambling, or to access sites carrying sexual content or sites that may be reasonably viewed as socially or politically offensive.

Petro-Canada’s e-mail carries information that identifies you and the company. Always treat your e-mail communication as you would a written business letter ensuring that it is appropriate and polite. Never send chain letters or any communication under disguised identification, send slanderous, threatening or harassing messages, or send, view or obtain pornography or material of an obscene or otherwise objectionable nature.

Company property should normally only be used to advance Petro-Canada’s business purposes and goals.  Limited personal use of Petro-Canada communication resources for purposes which are lawful, ethical and consistent with the spirit and intent of this Code is permitted, as long as the use does not interfere with your work obligations.

Petro-Canada’s e-mail and voice mail systems, Internet, computers, cellular phones and personal digital assistants such as Blackberries (including all data and logs stored on those systems) are all the property of the company. Activities on these systems are monitored by Petro-Canada to ensure acceptable use. You cannot expect any personal privacy for communications that you send, receive or store on these systems or devices.

To protect you and Petro-Canada, access to the company’s information technology is restricted. Passwords are to be kept confidential and protected in the same manner as you would protect your own bank account information and personal access codes.

INTELLECTUAL PROPERTY

Through your employment with Petro-Canada you may be engaged in various forms of research, problem solving or invention. The product of the efforts produced within the scope of your employment belongs to Petro-Canada, whether the product was developed while actually at work or not. Such products, commonly called “intellectual property” or “IP”, include computer programs, technical processes, inventions, research methods, reports or articles and any other form of innovation or development, including material protected by patents, trademarks or copyright, as appropriate. IP assets and rights are important in enabling Petro-Canada to retain industry leadership and derive competitive value from continued investment in innovation. They belong to and are the property of Petro-Canada.

Be vigilant in protecting Petro-Canada’s IP rights and assets as well as avoiding the infringement of the IP rights of others. Be sure to consult with your supervisor or leader, or with Legal Services, before receiving, disclosing, or agreeing to receive or disclose, any information or IP received in confidence, and before disclosing any proprietary information in a public forum, including by e-mail.

ACCOUNTING AND FINANCIAL REPORTING

Petro-Canada conducts its financial affairs lawfully. All financial transactions are undertaken in compliance with approved delegations of authority. All financial transactions are accounted for and are reported in accordance with Petro-Canada accounting policies and procedures. Petro-Canada’s policies and procedures ensure that all accounting and financial reporting complies with the relevant generally accepted accounting principles and where appropriate the relevant rules and regulations.

No undisclosed funds or accounts may be established. All cash and bank accounts and other business transactions must be handled in a transparent manner that avoids any suspicion of bribery, kickback or illegal or improper payments.

All Petro-Canada financial reports, accounting records, invoices, research and sales reports, expense accounts, time sheets and other financial documents must clearly and accurately represent the relevant facts and true nature of each transaction, must be retained in accordance with all applicable laws and Petro-Canada’s records retention policies, and must be made available for inspection by the company’s internal and external auditors.

Making false, fictitious or misleading entries with respect to any transaction or the disposition of any of the company’s assets is strictly prohibited and you must not engage in any transaction that requires or contemplates the making of a false entry. If you become aware of questionable or suspicious financial transactions or entries you must disclose it immediately to your supervisor or leader, the Controller, the Chief Compliance Officer, or by using the Petro-Canada Business Conduct Hotline.

USE AND DISCLOSURE OF INVESTMENT INFORMATION

Petro-Canada is committed to complete, accurate and balanced disclosure of material information in a timely manner and in compliance with regulatory requirements. The company is committed to balanced disclosure of both good and bad news in an effort to provide an accurate picture of the company’s achievements and prospects. The company’s Public Disclosure Policy and the underlying Public Disclosure Procedure can be found on petro-canada.ca and the Information Gateway.

Securities laws prohibit the buying or selling of any securities, including Petro-Canada securities, as well as the securities of customers, contractors, suppliers and all other corporations, by anyone who possesses material non-public information relating to the issuer of the securities. Material non-public information is information which, if disclosed, would reasonably be expected to have a significant impact on the market value of such securities. Trading in Petro-Canada securities, including options, may only occur after undisclosed material information has been fully disclosed to the public and the reasonable period of time for dissemination prescribed by the Public Disclosure Procedure has elapsed.

“Tipping” – the disclosure of material, non-public information to anyone with the intention of giving that person an advantage in the stock market – is also prohibited. We do not conduct, nor do we assist others in conducting, activities which contravene these securities laws.

Where to Get Help

This Code of Business Conduct is the core of the Petro-Canada compliance program, which in turn ensures that we always comply with the law. In essence, the Code is simply the way we do business. It is imperative that each of us understands our responsibilities under this Code.

The Code may not resolve or answer every question you may have. In most situations, common sense and good judgment will guide you to the right answer. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.

Keep in mind these steps to compliance:

1.	Make sure you have all the facts. In order to reach the right solutions, you must be as fully informed as possible.

2.
Ask yourself: “What specifically am I being asked to do? Does it seem unethical or improper? How would I feel about this action if I read about it in the newspaper?” Use your judgment and common sense; if something seems unethical or improper, it probably is.

3.	Clarify your responsibility and role. In most situations, there is shared responsibility. It may help to get others involved to discuss and resolve the problem.

4.
Discuss the problem with your supervisor or leader. This is the basic guidance for all situations. In many cases, he or she will be more knowledgeable about the question, and will be able to assist you in the decision-making process.

5.
Seek help from company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or leader, discuss it with representatives from Human Resources, Legal Services or the Chief Compliance Officer. They will try to assist you and may direct you to other sources of information, including relevant company policy.

6.
If you cannot discuss the matter with any of these individuals, report the matter to the Petro-Canada 1-800 Business Conduct Hotline. You may make a good faith report of an actual suspected  ethical violation in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected.

7.	Always ask first. If you are unsure of what to do in any situation, seek guidance before you act. Open and honest communication up front can prevent many problems later.